

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

May 10, 2007

<u>Via Facsimile</u>

Vincent J. Galifi
Executive Vice President and Chief Financial Officer
Magna International Inc.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1

      RE: Magna International Inc.
             Form 40-F: For the Year Ended December 31, 2006
             File Number: 001-11444

Dear Mr. Galifi:

      We have completed our review of your Form 40-F and related filings, and at this time do not have further comments.

                    Sincerely,

                    Michael Fay
                    Accounting Branch Chief

cc: Patrick McCann, Vice-President and Controller